SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                           THISTLE GROUP HOLDINGS, CO.
           ----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.10 Par Value Per Share
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                    88431E103
           ----------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2002
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule-13d-1(d)

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            1        NAME OF REPORTING PERSONS

                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     Cornelia A. McGill

--------------------------------------------------------------------------------
            2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [_]

                                                                         (b) [_]
                     N/A
--------------------------------------------------------------------------------
            3        SEC USE ONLY


--------------------------------------------------------------------------------
            4        CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
                          5        SOLE VOTING POWER
        NUMBER OF
                                        145,830 Shares
                     -----------------------------------------------------------
         SHARES

      BENEFICIALLY         6        SHARED VOTING POWER

        OWNED BY                        117,754 Shares
                     -----------------------------------------------------------

          EACH             7        SOLE DISPOSITIVE POWER

        REPORTING                       145,830 Shares
                     -----------------------------------------------------------

       PERSON WITH         8        SHARED DISPOSITIVE POWER

                                        117,754 Shares

--------------------------------------------------------------------------------
            9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                                        263,584 Shares
--------------------------------------------------------------------------------

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

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           10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES                                          [_]

--------------------------------------------------------------------------------
           11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                        5.01%
--------------------------------------------------------------------------------
           12        TYPE OF REPORTING PERSON

                     IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
---------------------------

         Thistle Group Holdings, Co.

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

         6060 Ridge Avenue
         Philadelphia, Pennsylvania 19128

Item 2(a).  Name of Person Filing:
----------------------------------

         Cornelia A. McGill

Item 2(b). Address of Principal Business Office or, if None, Residence:
-----------------------------------------------------------------------

Item 2(c).  Citizenship:
------------------------

         United States.

Item 2(d).  Title of Class of Securities:
-----------------------------------------

         Common Stock

Item 2(e).  CUSIP Number:
-------------------------

         88431E103

Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
-------  ----------

                  The following information relates to Mrs. McGill's ownership as of December 31, 2002:

         (a)      Amount beneficially owned:

                  263, 584 shares

         (b)      Percent of Class: 5.01%


         (c)      Number of shares as to which such person has:


                  (i)    Sole power to vote or to direct the vote

                         145,830

                  (ii)   Shared power to vote or to direct the vote

                         117,754

                  (iii)  Sole power to dispose or to direct the disposition of

                         145,830

                  (iv)   Shared power to dispose or to direct the disposition of

                         117,754

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------
         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

         Not Applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company or Control Person:
---------------------------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
----------------------------------------

         Not Applicable.

Item 10.  Certification:
------------------------

         By  signing  below I  certify  that,  to the best of my  knowledge  and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete,  and correct.


Date: December 31, 2002                            /s/ Cornelia A. McGill
                                                   -----------------------------
                                                   Cornelia A. McGill